FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2023
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X             Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___                  No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Q3 2016 Interim Management Statement

Exhibit No. 1	Publication of Supplementary Prospectus dated 02 May 2023
Exhibit No. 2	Director/PDMR Shareholding dated 03 May 2023
Exhibit No. 3	Director/PDMR Shareholding dated 12 May 2023
Exhibit No. 4	Publication of Final Terms dated 12 May 2023
Exhibit No. 5	Director/PDMR Shareholding dated 16 May 2023
Exhibit No. 6	Off-Market Purchase of Ordinary Shares from HMT dated 22 May 2023
Exhibit No. 7	Director/PDMR Shareholding dated 23 May 2023
Exhibit No. 8	Director/PDMR Shareholding dated 24 May 2023
Exhibit No. 9	Total Voting Rights dated 24 May 2023
Exhibit No. 10	Holding(s) in Company dated 24 May 2023
Exhibit No. 11	Total Voting Rights dated 31 May 2023

Exhibit No. 1

NatWest Group plc

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Supplementary Prospectus dated 28 April 2023 to the NatWest Group plc £40,000,000,000 Euro Medium Term Note Programme dated 7 December 2022.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/1306Y_1-2023-5-2.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0) 7747 455 969

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside of these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

NatWest Group plc	2138005O9XJIJN4JPN90

Exhibit No. 2

3 May 2023

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

NatWest Group plc (the Company) announces that the PDMRs set out below have acquired ordinary shares of £1.0769* each in the Company (Shares) (ISIN:GB00BM8PJY71).  The Shares were acquired through the reinvestment of the ordinary dividend paid by the Company on 2 May on Shares which the PDMRs had originally acquired under the Company's employee share plans:-

PDMR	Position of PDMR	No. of Shares purchased	Purchase price	Date of transaction
Oliver Holbourn	CEO, RBSI	3,557	2.633	2 May 2023
David Lindberg	CEO, Retail Banking	11,054	2.633	2 May 2023

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

The transaction took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

 Exhibit No. 3

12 May 2023

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

NatWest Group plc (the Company) announces that ordinary shares of £1.0769* each in the Company (Shares) (ISIN:GB00BM8PJY71) were delivered to PDMRs on 11 May 2023, under the NatWest Group 2014 Employee Share Plan (the Plan), as set out below.

The Shares delivered represent payment of a fixed share allowance for the three month period ending 30 June 2023 and have been calculated using a Share price of £2.5726.

The number of Shares delivered, the number of Shares withheld to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:-

Name of PDMR	Position of PDMR	No. of Shares delivered	No. of Shares withheld to satisfy associated tax liability	No. of Shares retained
Robert Begbie	CEO, NatWest Markets	14,577	7,154	7,423
Peter Flavel	CEO, Wealth Businesses	24,295	11,436	12,859
Keiran Foad	Group Chief Risk Officer	36,746	17,297	19,449
David Lindberg	CEO, Retail Banking	31,583	14,867	16,716
Scott Marcar	Chief Information Officer	40,086	18,869	21,217
Andrew McLaughlin	CEO, Commercial & Institutional (non-ring-fenced bank)	1,944	877	1,067
Katie Murray	Chief Financial Officer	76,572	36,043	40,529
Alison Rose	Chief Executive Officer	112,305	52,863	59,442
John-Paul Thwaite	CEO, Commercial & Institutional for the ring-fenced bank	30,369	14,295	16,074
Jen Tippin	Chief People & Transformation Officer	40,086	18,869	21,217

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

The market price used to determine the number of Shares withheld to meet associated tax liabilities was £2.59848. Shares retained after payment of associated tax liabilities will be held on behalf of PDMRs and will be released in instalments over a three or five year period.

The above transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44(0)20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

 Exhibit No. 4

NatWest Group plc

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 12 May 2023 (the "Final Terms") for NatWest Group plc ("NatWest Group") EUR1,000,000,000 4.771% Fixed to Floating Rate Notes due 16 February 2029 (ISIN: XS2623518821) (the "Notes") issued under the £40,000,000,000 Euro Medium Term Note Programme of NatWest Group (the "Programme").

The Final Terms contain the final terms of the Notes and must be read in conjunction with the prospectus dated 7 December 2022 and the supplemental prospectuses dated 17 February 2023 and 28 April 2023  relating to the Programme, (together, the "Prospectus"), which together constitute a base prospectus for the purposes of the Prospectus Regulation (EU) 2017/1129 as it forms part of domestic law in the UK by virtue of the European Union (Withdrawal) Act 2018.

To view the Final Terms for the Notes, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/3171Z_1-2023-5-12.pdf

A copy of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0) 7747 455 969

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

NatWest Group plc - 2138005O9XJIJN4JPN90

 Exhibit No. 5

16 May 2023

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

NatWest Group plc (the "Company") announces that the PDMR set out below has acquired 2,643 ordinary shares of £1.0769* each in the Company ("Shares") (ISIN:GB00BM8PJY71). The Shares were acquired on 15 May 2023 at a price of £2.2699 following the exercise of an option awarded under the NatWest Group plc 2017 UK ShareSave Plan. The shares were subsequently sold, also on 15 May, as set out below.

Name of PDMR	Position of PDMR	No. of Shares sold	Sale price	Date of transactions
John-Paul Thwaite	CEO, Commercial & Institutional for the ring-fenced bank	2,643	£2.642	15 May 2023

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

The transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44(0)20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 6

NatWest Group plc

22 May 2023

Off-market purchase of 469,200,081 ordinary shares from His Majesty's Treasury ("HM Treasury")

NatWest Group plc (the "Company") has agreed with HM Treasury to make an off-market purchase (the "Off-Market Purchase") of 469,200,081 ordinary shares in the Company with a nominal value of £1.0769* each ("Ordinary Shares") at a price of 268.4 pence per Ordinary Share, being the closing price of the Ordinary Shares on the London Stock Exchange on 19 May 2023.  The total consideration for the Off-Market Purchase will be £1,259,333,017.40.

The purchased Ordinary Shares represent 4.95 per cent of the Company's issued Ordinary Share capital (excluding treasury shares). The Off-Market Purchase is expected to settle on 24 May 2023.

A contract (the "Directed Buyback Contract") between the Company and HM Treasury was approved by the shareholders of the Company at a General Meeting held on 6 February 2019 and signed on 7 February 2019. Amendments to the Directed Buyback Contract were approved by the shareholders of the Company at a General Meeting held on 25 August 2022 and signed on 17 November 2022.  The authority from shareholders to make off-market purchases of Ordinary Shares from HM Treasury (or its nominee) under the terms of the Directed Buyback Contract was renewed at the Annual General Meeting on 25 April 2023.

The Company intends to cancel 336,200,081 of the purchased Ordinary Shares and hold the remaining 133,000,000 Ordinary Shares in treasury. Holding Ordinary Shares as treasury shares gives the Company the ability to cancel or re-issue such Ordinary Shares at a later date, quickly and cost effectively, and may provide the Company with additional flexibility in the management of its capital base, including the allotment of Ordinary Shares in relation to its employee share plans.

Under Chapter 11 of the Listing Rules, the Directed Buyback Contract constitutes a related party transaction. However, the Off-Market Purchase is treated as a smaller related party transaction under LR 11.1.10 R.

Upon settlement of the above transaction:

-     the Company will hold 217,559,121 of its Ordinary Shares as treasury shares;
-   the Company will have in issue 9,008,272,152 Ordinary Shares (excluding treasury shares)** and 483,140 Cumulative Preference Shares of £1; and
-     HM Treasury will hold approximately 38.69 per cent. of the Company's voting rights.

The above transaction would have reduced the Company's CET1 ratio of 14.4 per cent at 31 March 2023 by 71 basis points.  TNAV per share as at 31 March 2023 was 278p, pro-forma TNAV per share including the payment of the 2022 final dividend of 10p would be 268p and the proposed DBB transaction would be TNAV per share neutral.

The person responsible for arranging the release of this announcement on behalf of the Company is Alexander Holcroft, Head of Investor Relations.

*The nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

**This number does not take into account any purchases of Ordinary Shares which (i) may have taken place but have not, at the date of this announcement, settled under the Company's On Market Share Buyback Programme which commenced on 20 February 2023 (the "Programme") or (ii) may take place under the Programme between the date of this announcement and settlement of the Off-Market Purchase.

 Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Forward-looking statements
This document may include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as the Company's future economic results, business plans and strategies.  In particular, this document may include forward-looking statements relating to the Company in respect of, but not limited to: its economic and political risks, its regulatory capital position and related requirements, its financial position, profitability and financial performance (including financial, capital, cost savings and operational targets), the implementation of its purpose-led strategy, its environmental, social and governance and climate related targets, its access to adequate sources of liquidity and funding, increasing competition from new incumbents and disruptive technologies, its exposure to third party risks, its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations, the transition of LIBOR and IBOR rates to replacement risk free rates and the Company's exposure to operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate-related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or the Company's actual results are discussed in the Company's UK 2022 Annual Report and Accounts (ARA), the Company's Interim Management Statement for Q1 2023 and its other public filings. The forward-looking statements contained in this document speak only as of the date of this document and the Company does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Exhibit No. 7

23 May 2023

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY (PDMR) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

NatWest Group plc (the Company) announces that the PDMR set out below has sold ordinary shares of £1.0769* each in the Company (Shares) (ISIN: GB00BM8PJY71) on the date and at the price indicated:-

PDMR	Position of PDMR	No. of Shares sold	Sale price	Date of transaction
Katie Murray	Chief Financial Officer	604,853	£2.74	23 May 2023

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

The transaction took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

 Exhibit No. 8

 24 May 2023

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

NatWest Group plc (the Company) announces that the PDMRs set out below have sold ordinary shares of £1.0769* each in the Company (Shares) (ISIN: GB00BM8PJY71) on the date and at the price indicated:-

Name of PDMR	Position of PDMR	No. of Shares sold	Sale price	Date of transaction
Robert Begbie	CEO, NatWest Markets	100,000	£2.7027	24 May 2023
John-Paul Thwaite	CEO, Commercial & Institutional for the ring-fenced bank	80,000	£2.7050	24 May 2023

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

The above transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

 Exhibit No. 9

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ("NWG") hereby notifies the following in respect of its issued share capital with voting rights as at 24 May 2023.

The changes in the issued share capital reflect settlement today of the off-market purchase of 469,200,081 ordinary shares of £1.0769* each ("Ordinary Shares") on 22 May 2023, pursuant to the terms of a contract (the "Directed Buyback Contract") between NWG and His Majesty's Treasury (HM Treasury), which was approved by NWG's shareholders at a General Meeting held on 6 February 2019 and signed on 7 February 2019. Amendments to the Directed Buyback Contract were approved by the shareholders of the Company at a General Meeting held on 25 August 2022 and signed on 17 November 2022. The authority from shareholders to make off-market purchases of Ordinary Shares from HM Treasury (or its nominee) under the terms of the Directed Buyback Contract was renewed at the Annual General Meeting on 25 April 2023.

NWG cancelled 336,200,081 of the purchased Ordinary Shares and holds the remaining 133,000,000 Ordinary Shares in treasury.

Share Class and nominal value	Number of shares issued	Voting rights per share	Total voting rights -
			24 May 2023
Ordinary Shares of £1.0769* (excluding Ordinary Shares held in treasury)	9,008,272,152	4	36,033,088,608
Ordinary Shares of £1.0769* held in treasury	217,559,121	4	Voting rights not exercisable
11% Cumulative Preference Shares of £1	240,686	4	962,744
5.5% Cumulative Preference Shares of £1	242,454	4	969,816
Total:	9,226,314,413		36,035,021,168

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Shareholders may use the above figure of 36,035,021,168 for their calculations to determine whether they are required to notify their interest in, or a change to their interest in NWG under the FCA's Disclosure Guidance and Transparency Rules.

Further information:

Investor Relations
+ 44 (0)207 672 1758

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 10

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		NatWest Group plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				x
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		The Commissioners of His Majesty's Treasury
City and country of registered office (if applicable)		London, England
4. Full name of shareholder(s) (if different from 3.)v
Name		The Solicitor for the Affairs of His Majesty's Treasury
City and country of registered office (if applicable)		London, England
5. Date on which the threshold was crossed or reachedvi:		22 May 2023
6. Date on which issuer notified (DD/MM/YYYY):		24 May 2023
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	38.53%		38.53%	36,035,021,168
Position of previous notification (if applicable)	41.84%		41.84%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix			% of voting rights
		Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
Ordinary Shares of £1.0769 each GB00BM8PJY71		13,883,771,916		38.53%

SUBTOTAL 8. A	13,883,771,916			38.53%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi		Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

		SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

			SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
			x
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
UK Government Investments Limited, a company wholly-owned by His Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with His Majesty's Treasury).

The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury.

The Commissioners of His Majesty's Treasury	38.53%		38.53%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi

The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury (HMT).

The percentage of voting rights held by HMT in NatWest Group plc (NWG), as shown on this form (38.53%), has been calculated following the disposal by HMT of 572,669,351 ordinary shares in NWG since its last TR-1 notification on 2 March 2023, including the directed buyback of 469,200,081 shares by NWG from HMT on 22 May 2023, and is based on the Total Voting Rights announcement on 24 May 2023.

The percentage of voting rights held by HMT could move up or down going forward depending on the number of shares repurchased by NWG and the progress of sales under HMT's trading plan announced on 22 July 2021 and most recently extended on 3 April 2023.

Place of completion	London, England
Date of completion	24 May 2023

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 11

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ("NWG") hereby notifies the following in respect of its issued share capital with voting rights as at 31 May 2023.

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			31 May 2023
Ordinary Shares of £1.0769* (excluding ordinary shares held in treasury)	8,996,255,708	4	35,985,022,832
Ordinary Shares of £1.0769* held in treasury	217,344,868	4	Voting rights not exercisable
11% Cumulative Preference Shares of £1	240,686	4	962,744
5.5% Cumulative Preference Shares of £1	242,454	4	969,816
Total:	9,214,083,716		35,986,955,392

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Shareholders may use the above figure of 35,986,955,392 for their calculations to determine whether they are required to notify their interest in, or a change to their interest in, NWG under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 31 May 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary